Exhibit 5.1

Chadwick L. Mills

+1 650 843 5654

cmills@cooley.com

August 31, 2016

Cerus Corporation

2550 Stanwell Drive

Concord, CA 94520

Ladies and Gentlemen:

We have acted as counsel to Cerus Corporation, a Delaware corporation (the “Company”), in connection with the filing of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 1,250,000 shares of the Company’s Common Stock, $0.001 par value (the “Inducement Shares”), pursuant to the Company’s Inducement Plan (the “Plan”), and the preferred stock purchase rights (the “Rights”) associated with the Inducement Shares to be issued pursuant to that certain Rights Agreement, dated as of November 3, 1999, as amended (the “Rights Agreement”), between the Company and Wells Fargo Bank, N.A., as successor to Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, N.A.) as rights agent (the “Rights Agent”).

In connection with this opinion, we have examined and relied upon (a) the Registration Statement and related prospectus, (b) the Plan, (c) the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as currently in effect, and (d) the originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals, and the conformity to originals of all documents submitted to us as copies thereof. As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not sought to independently verify such matters.

Our opinion is expressed only with respect to the General Corporation Law of the State of Delaware. We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof. We have also assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Inducement Shares, when sold and issued in accordance with the Plan and the Registration Statement and related prospectus, will be validly issued, fully paid, and

COOLEY LLP  101 CALIFORNIA STREET  5TH FLOOR  SAN FRANCISCO, CA  94111-5800

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Cerus Corporation

August 31, 2016

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nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

This opinion assumes, with your consent, that the Board of Directors (the “Board”) has acted in accordance with its fiduciary duties in adopting the Rights Agreement. This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing. Moreover, this opinion addresses corporate procedures in connection with the issuance of the Rights associated with the Inducement Shares, and not any particular provision of the Rights or the Rights Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would invalidate such rights in their entirety.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley LLP

By:	/s/ Chadwick L. Mills
Chadwick L. Mills

COOLEY LLP  101 CALIFORNIA STREET  5TH FLOOR  SAN FRANCISCO, CA  94111-5800

T: (415) 693-2000  F: (415) 693-2222  COOLEY.COM